AVINO SILVER & GOLD MINES LTD.

Annual Report 2006

AVINO SILVER & GOLD MINES LTD. - 2006 ANNUAL REPORT

PROFILE
Avino Silver & Gold Mines Ltd. is evaluating the resumption of production at the Avino Mine, located northeast of Durango, Mexico in an area long known for its mineral wealth. The company also holds precious metals properties in British Columbia and Yukon Territory.

The Avino Mine operated almost continuously for 27 years, producing:
▪ 16 million ounces silver
▪     100,000 ounces gold
▪     24 million pounds copper

Operations were suspended in 2001 due to low metals prices and the closing of a key smelter.

With markets significantly improved, Avino's focus for 2006 is to complete acquisition of its Mexican partner, conduct exploration to increase resources, complete a feasibility for processing of the mine oxide tailings and re-open the Avino mine.

AVINO SILVER & GOLD MINES LTD. - 2006 ANNUAL REPORT

AVINO’S ASSETS: MEXICO AND CANADA

AVINO SILVER & GOLD MINES LTD. - 2006 ANNUAL REPORT

TO OUR SHAREHOLDERS

I'm pleased to present Avino's 2006 Annual Report, documenting the company's 38th year in operation. Throughout the year, we continued to finalize our acquisition of Cia Minera Mexicana de Avino, owner of the Avino Mine and our 51% partner since 1968.

Our primary goal for 2006 is two-fold:
1)    complete the Cia Minera acquisition;
2)    explore the Avino Mine and increase its resources of silver, gold and copper.

Our Four-Part Plan
In consultation with our board and a number of outstanding industry professionals, we've developed the following four-part plan to bring Avino new growth:
1)    drilling to expand the current mine resource;
2)    prepare for mine re-opening;
3)    exploit the mine's large tailings resource;
4)    explore the surrounding concessions.

Resuming Operations in a Significantly Improved Market
At shutdown, when silver sold for around $4.40 per ounce and gold about $270 per ounce, the Avino Mine essentially broke even. Today, with metals prices having more than doubled, studies predict the mine would operate profitably with improvements to equipment and infrastructure. We are examining scenarios for resuming operation as quickly as possible.

Expanding the Orebody
An exhaustive investigation in 1993 by mining giant LuisMin S.A. de C.V. showed significant potential for expansion of the known Avino ore zones and discovery of new deposits. Throughout the operation’s long history, mining focused on the primary Avino vein system. As a result, many significant exploration targets (as identified by LuisMin) were left unexplored. One of Avino's priorities in 2006 is to follow-up on LuisMin's many recommendations.

Mine Oxide Tailings: 6.1 Million Ounces Silver; 32,000 Ounces Gold
In addition to the potential for new ore, the mine tailings hold an inferred resource estimated at 2,000,000 metric tonnes grading 95 g/t (3.05 oz/ton) silver and 0.50 g/t (.016 oz/ton) gold. Avino is studying the viability of processing this resource through heap leaching, and a feasibility study is under consideration for 2006. Laboratory tests for heap leach extraction indicated recoveries of 73% for silver and 78% for gold. A 2005 scoping study by Wardrop Engineering showed sufficient potential to proceed with feasibility.

Sulfide Tailings: 3.5 Million Ounces Silver; 31,000 Ounces Gold
In their Scoping Study, Wardrop also reported additional resources in the sulfide tailings. However, these lacked metallurgical information to determine if retreatment would contribute to additional profits. Since the sulfide tailings must be moved to access the oxide tailings anyway, preliminary metallurgical testing is underway to determine their characteristics.

New Targets Beyond the Mine
Early Spaniards, who first operated the Avino Mine in the 16th Century, described the Avino deposit as "A mountain of silver." Indeed, after 450 years and many episodes of profitable mining, the original deposit remains largely intact. However, the Avino property is quite large. Only a small area has been developed and a number of intriguing targets have received minimal exploration. A key objective for 2006 and beyond is to examine and explore those targets with the most potential.
Gold Exploration in Canada

We explored two of our Canadian projects in 2005, both located in the historic Bralorne region of southern British Columbia. At the Minto Property, trenching expanded the Minto North Zone. Chip samples from all the trenches returned values from anomalous to economic levels in gold. We also drilled five holes on the nearby Olympic Property. Further drilling is planned for 2006.

AVINO SILVER & GOLD MINES LTD. - 2006 ANNUAL REPORT

Funding
In March of 2006, we arranged a non-brokered private placement of up to 5,000,000 units priced at $2.00 per unit. The company remains long-term debt-free and well-funded to proceed with its plans for the coming year.

Looking Ahead
Our top priority for the year is to re-open the Avino Mine. As part of this mandate, we’re planning a program of deep drilling on the Avino vein structure as well as a complete assessment of the equipment requirements and facility upgrades. This work is now underway, and I look forward to reporting significant progress in the months ahead.

In closing, I’d like to thank our board, management and employees for working with great dedication to realize our goals. I also offer special thanks to our loyal shareholders for their faith in us and our long-term objectives. We all look forward to an exciting and successful year.

David Wolfin
President

AVINO SILVER & GOLD MINES LTD. - 2006 ANNUAL REPORT

THE AVINO MINE: EXPLORATION

Project Summary

Location:
82 kilometers northeast of Durango, Mexico, Durango State.

Mining Methods:
Open pit until 1993; underground from 1993 to 2001.

Historic Sales:
16 million ounces silver;
100,000 ounces gold;
24 million pounds copper

Luismin’s Exhaustive Study - Vast Exploration Potential
Despite operating almost continously for 27 years, the Avino Mine maintains excellent potential to support an extended mine life. An exhaustive assessment by mining giant Luismin S.A. de C.V. in 1993 suggested a number of targets where they believed considerable exploration potential remained for gold and silver. These zones were never explored. Cia Minera Mexicana de Avino, the mine operator, focused mostly on production.

Luismin observed that the Avino deposit had three main ore zones—San Luis, El Trompo (La Gloria/Hundido) and Chirumbo—which rake to the west and are open at depth. A drilling program is planned to test the downdip extension of all three zones (see diagram), where considerable mineralization could exist.

AVINO SILVER & GOLD MINES LTD. - 2006 ANNUAL REPORT

Exploration: Principal Targets of the Avino Mine Property

El Fuerte
Encouraging values intersected in shallow drilling. Deeper and infill drilling planned.

Potosina
One of the veins mined by the early Spaniards who extracted very high grade silver. A good copper prospect, as well. Deeper drilling proposed to get under the old workings.

Catalina - Alto Veins
Strong geophysical signature. An area with high potential but never tested.

Nuestra Senora Hydrothermal
Priority target because of its strong hydrothermal signature.

The Gap
Similar to Cerro San Jose. Geophysics and drilling proposed on the Gap to test this possible down-dropped section of the Avino vein trend.

Cerro San Jose
Another priority target on the prolific Avino vein trend. Very limited explor-ation to date. Two holes are planned to test Avino vein trend. Significant drilling planned to test deeper workings of La Estela and San Gonzalo veins.

Avino Mine - Various New Drill Targets
Significant areas beneath and near the historical Avino mine workings remain unexplored and untested. A number of deeper drill holes are planned to explore these very promising regions.
The primary targets for this program will be the San Luis, El Trompo and Chirumbo ore zones.

AVINO SILVER & GOLD MINES LTD. - 2006 ANNUAL REPORT

THE AVINO MINE: Reopening

Re-activating the Mine
The mine closed in 2001 due to low metal prices and closure of a key smelter. At time of shutdown, the operation essentially broke even. Today, much improved metal prices can allow the mine to operate profitably. The higher margins would also provide new options for shipping concentrate to markets outside of Mexico.

The mill and general infrustructure are intact but require upgrading, and we are assessing the requirements and costs. We also plan a drilling program for 2006 to expand the orebody.

Tailings Resource
Technical Reports Completed
In October of 2005, MineStart Management Inc. completed a technical report on the oxide tailings of the Avino Mine. They estimated the tailings held an inferred resource of 2 million tonnes grading 95 g/t silver and 0.5 g/t gold The gross metal content equates to 6.1 million ounces of silver and 32,000 ounces of gold.

In April of 2006, Wardrop Engineering Inc. completed the Tailings Retreatment Process Options study. Their report concluded that the oxide tailings are amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merrill Crowe precipitation of the silver and gold. The sulphide tailings would require sampling and further metallurgical testwork before a proper assessment can be made.

A summary of the implied values, capital cost, operating cost and estimated net revenue for the oxide tailings with a 4 year operating life is presented in the table below:*

Implied Values Contained in 2 Mt Oxide Tailings with 95.5 g/t silver, 0,53 g/t gold grade and based on a recovery of 73% for silver and 78.9% for gold	US$43.7 Million

Capital Cost For 500,000 tonne per annum agglomeration/heap leach operation	US$16.2 Million

Estimated Operating Cost Per tonne of tailings treated (stripping costs excluded)	US$8.64/tonne

Estimated Net Revenue Using $8.00 per ounce silver and $500/ounce gold	US$31.4 Million

*Mr. Rick Alexander P. Eng., an independent qualified person as defined by NI-43-101 has prepared the capital cost estimate and coordinated Wardrop's work on the Avino Tailings Project.The full report can be found on the Company's website at www.avino.com.

Next Step: Feasibility
The technical reports completed to date on the Avino mine oxide tailings have provided enough positive data to proceed with a feasibility study for heap leach extraction.

AVINO SILVER & GOLD MINES LTD. - 2006 ANNUAL REPORT

CANADIAN PROJECTS

Minto: New Discoveries and Historical Production
Minto has been explored intermittently for over 60 years, and several gold and silver-bearing structures are known on the property. Between 1934 and 1940, the Minto Mine produced 17,558 ounces of gold and 50,582 ounces of silver from 88,900 tons of ore. Avino acquired the property in 1985 and conducted geological, geochemical and geophysical surveys, followed by trenching in 1987.

More recent trenching, conducted in July of 2005, encountered anamolous to economic levels of gold in all trenches. In particular, Minto Tr #827 on the Minto North Zone averaged 14.76 g/t gold (0.474 oz/ton).
Olympic: Investigating the Margarita Zone

Drilling began on the Olympic Property in January 2004, following up on work completed in 1988 that outlined two prospective areas for gold and silver. In the Margarita Zone, hole OLY 88-4 returned 24 g/t gold over 0.85 meters within a wider intersection of 8.2 g/t gold over 3.48 meters. The true width of this zone is estimated at 1.47 meters. Hole OLY 88-6 cut the same zone 75 meters to the northwest and returned 4.26 g/t gold over 1.34 meters.

Drilling in January 2005 was unsuccessful in intersecting the Margarita Zone. The hole was abandoned at 21.3 meters due to bad ground. Further trenching and drilling to evaluate targets to the south are planned for 2006.

Aumax: High-Grade Silver Assays
The large Aumax Property, located 16 kilometers southwest of Lillooet, covers nearly 10 square kilometers. Prospecting since 1999 has resulted in high-grade silver and gold assays in soil, rock and trench samples. Silver values have ranged as high as 18 oz/ton with gold assays up to 0.30 oz/ton.
Geological studies conducted late in 2002 concluded that the discoveries to date lie downslope of the mineral source. A subsequent report recommended a Phase 1 program of more prospecting, geological mapping and additional soil sampling to determine the source of the mineralization. Based on the results of this program, Phase 2 exploration would include trenching and possible diamond drilling.

Eagle: Very High Grades on the Eagle Vein
Located in the historic Keno Hill District, the Eagle Property has produced very high assays for silver since exploration first occurred there in 1964.

This discovery became known as the Eagle Vein, and it clearly justified further exploration.

A study carried out in August 2002 recommended geochemical and geophysical exploration to examine the continuity of the Eagle Vein. Drilling and underground exploration would follow based on the success of the initial work.